FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

31 July 2013

GRUPO FINANCIERO HSBC, S.A. DE C.V.
FIRST HALF 2013 FINANCIAL RESULTS - HIGHLIGHTS

·	Net income before tax for the first half of 2013 was MXN3,019m, an increase of MXN214m or 7.6% compared with MXN2,805m for the first half of 2012.

·	Net income for the first half of 2013 was MXN2,060m, a decrease of MXN266m or 11.4% compared with MXN2,326m for the first half of 2012.

·	Total operating income, net of loan impairment charges, for the first half of 2013 was MXN13,632m, a decrease of MXN323m or 2.3% compared with MXN13,955m for the first half of 2012.

·	Loan impairment charges for the first half of 2013 were MXN3,777m, an increase of MXN442m or 13.3% compared with MXN3,335m for the first half of 2012.

·	Administrative and personnel expenses were MXN10,631m, a decrease of MXN547m or 4.9% compared with MXN11,178m for the first half of 2012.

·	The cost efficiency ratio was 61.1% for the first half of 2013, compared with 64.7% for the first half of 2012.

·
Net loans and advances to customers were MXN181.6bn at 30 June 2013, a decrease of MXN2.9bn or 1.6% compared with MXN184.4bn at 30 June 2012. Total impaired loans as a percentage of gross loans and advances increased to 4.3% compared with 2.2% at 30 June 2012.

·	At 30 June 2013, deposits were MXN253.1bn, a decrease of MXN42.5bn or 14.4% compared with MXN295.5bn at 30 June 2012.

·	Return on equity was 7.9% for the first half of 2013 compared with 10.0% for the first half of 2012.

·	At 30 June 2013, the bank's total capital adequacy ratio was 16.2% and the tier 1 capital ratio was 13.4% compared with 13.6% and 10.5% respectively at 30 June 2012.

·	In the first quarter of 2013, the bank paid a dividend of MXN1,400m, representing MXN0.72 per share, and Grupo Financiero HSBC paid a dividend of MXN2,500m, representing MXN0.89 per share.

2012 results have been restated to reflect the general insurance manufacturing businesses as a discontinued operation.

HSBC Mexico S.A. (the bank) is a subsidiary of Grupo Financiero HSBC, S.A. de C.V.'s (Grupo Financiero HSBC) and is subject to supervision by the Mexican Banking and Securities Commission. The bank is required to file financial information on a quarterly basis (in this case for the quarter ended 30 June 2013) and this information is publicly available. Given that this information is available in the public domain, Grupo Financiero HSBC, S.A. de C.V. has elected to file this release. HSBC Seguros, S.A. de C.V. Grupo Financiero HSBC (HSBC Seguros) is Grupo Financiero HSBC's insurance group.

Results are prepared in accordance with Mexican GAAP (Generally Accepted Accounting Principles).
Overview

In Mexico, growth remained weak, with lacklustre economic results in the first quarter of 2013, partly as government spending in the country moderated during the first months of the new administration. Core inflation remained under control and headline inflation continued to converge towards the mid-point of the inflation target (3.0%) expected later this year.

For the first half of 2013, Grupo Financiero HSBC's net income was MXN2,060m, a decrease of MXN266m or 11.4% compared with the first half of 2012. The reduction was driven mainly by higher loan impairment charges, an increased tax expense, and lower trading and other operating income, partially offset by an increase in net interest income and net fee income, as well as reduced administrative and personnel expenses.

Net interest income was MXN11,373m, an increase of MXN577m or 5.3% compared with the first half of 2012. The improvement was due to higher average loan portfolio balances, mainly in payroll, personal, credit cards and higher business banking loans, partially offset by lower spreads in personal and payroll loans and lower interest income in non-interest bearing deposits due to a decrease in market rates.

Loan impairment charges were MXN3,777m, an increase of MXN442m or 13.3% compared with the first half of 2012. In the first half of 2012 loan impairment charges were negatively impacted by a MXN659m one-off charge relating to a change in the write-off policy for mortgage loans. Excluding the 2012 one-off, there was an increase of MXN1,101m, mainly explained by higher loan impairment charges of MXN802m, related to a finance project, a states and municipalities loan and the home builders' portfolio, which was impacted by a change in policy regarding housing development; and the increase in the impaired consumer loan portfolio arising from loan growth.

Loan impairment charges for the period exclude the loan impairment allowances for commercial lending due to new CNBV methodology effective on 30 June 2013. The implementation of this new methodology increased loan loss allowances by MXN799m, which were recognized through retained earnings.

Net fee income was MXN3,428m, an increase of MXN393m or 12.9% compared with the first half of 2012. The improvement was driven by lower fee expenses, mainly as a result of a change in the presentation of certain insurance expenses to administration expenses in the first half of 2013. In addition, higher fee income was explained by increased card fees as the number of customers increased by 10.4%, higher investment funds fees related to the ongoing promotion of this product which resulted in a 26.0% increase in volumes and higher account services fees.

Trading income of MXN1,223m decreased by MXN238m or 16.3% compared with the first half of 2012, mainly due to a steepening of the yield curve in recent months which negatively affected long bond positions, partially offset by derivative gains.

Other operating income was MXN1,385m, a decrease of MXN613m or 30.7% compared with the first half of 2012. This reduction is mainly due to an impairment provision on a defaulted derivative related to a specific customer that was recognised as an account receivable.

Administrative and personnel expenses were MXN10,631m, a decrease of MXN547m or 4.9% compared with the first half of 2012. This decrease is the result of cost reduction initiatives such as the restructure of operational processes, reengineering of global functions and technological infrastructure, lower restructuring expenses and the non-recurrence of MXN379m CNBV fine paid in 2012 as a result of non-compliance with anti-money laundering systems and controls identified by the CNBV in 2007 and 2008. This was partially offset by higher compliance and risk costs as a result of the implementation of HSBC global standards and the strategy of repositioning portfolios.

The cost efficiency ratio was 61.1% for the first half of 2013, compared with 64.7% for the first half of 2012.

The effective tax rate was 39.3% for the first half of 2013, compared with 23.7% for the first half of 2012. A large part of this variance is explained by higher inflationary effects which benefited the effective tax rate in the first half of 2012, and higher non-deductible provisions in the first half of 2013.

The performance of non-banking subsidiaries continued to contribute positively to Grupo Financiero HSBC's results, particularly HSBC Seguros, which reported net income before tax of MXN1,417m for the first half of 2013, up 26.3% compared with the first half of 2012. This increase was mainly due to a gain on the sale of the general insurance manufacturing portfolio in Mexico of MXN423m, which took place on 1 April 2013. In addition, a regulatory change to the methodology of calculating the incurred but not reported claims reserve resulted in a release of MXN126m.

Excluding these one-off effects, HSBC Seguros would have reported a net income before tax of MXN868m for the first half of 2013, down 13.5% compared with the same period of 2012. This was mainly due to an increase in the underlying claims ratio to 39.3% from 35.7% reported in the first half of 2012. This was coupled with lower investment income as a result of the steepening of the yield curve, principally in the second quarter of 2013.

Net loans and advances to customers decreased MXN2.9bn or 1.6% to MXN181.6bn at 30 June 2013 compared with 30 June 2012. The performing commercial loan portfolio decreased by 5.7% due to lower demand and the reclassification of certain home builder loans to the impaired portfolio. Government loans decreased due to a prepayment in one significant loan. The performing consumer loan portfolio increased by 15.2% primarily in payroll and personal loans and the performing mortgage loan portfolio increased by 11.3%.

At 30 June 2013, total impaired loans increased by 96.6% to MXN8.3bn compared with MXN4.2bn at 30 June 2012. The higher impaired loan portfolio is largely associated with increased impaired commercial loans related with the performance of the home builder market during the second quarter of 2013, which was impacted by a change in policy regarding housing development. Total impaired loans as a percentage of total loans and advances to customers increased to 4.3% compared with 2.2% at 30 June 2012.
Total loan loss allowances at 30 June 2013 were MXN11.2bn, an increase of MXN0.6bn or 5.6% compared with 30 June 2012. A total of MXN799m of loan loss allowances were recognized through retained earnings as a consequence of applying the new CNBV methodology for commercial loans. The total coverage ratio (allowance for loan losses divided by impaired loans) was 135.7% at 30 June 2013 compared with 252.6% at 30 June 2012. This decrease was primarily a result of the increase in impaired commercial loans related to the home builders' porfolio.

Total deposits were MXN253.1bn at 30 June 2013, a decrease of MXN42.5bn or 14.4% compared with 30 June 2012. Demand deposits decreased by 8.4% mainly related to a reduction of high interest bearing accounts in Commercial and Global Banking due to re-pricing strategies in order to offset the decrease in market interest rates, while time deposits decreased by 20.8% primarily as a result of customers switching to mutual fund products.

Total assets under management in mutual funds were MXN89,268m an increase of 26.0% compared with 30 June 2012.

Available for sale securities were MXN89.4bn, a decrease of MXN13.1bn or 12.8% compared with 30 June 2012.  The decrease was largely as a result of the managed reduction in customer deposits.

At 30 June 2013, the bank's total capital adequacy ratio was 16.2% and the tier 1 capital ratio was 13.4% compared with 13.6% and 10.5% respectively at 30 June 2012.

In the first quarter of 2013, the bank paid a dividend of MXN1,400m representing MXN0.72 per share and Grupo Financiero HSBC paid a dividend of MXN2,500m representing MXN0.89 per share.

Business highlights

Retail Banking and Wealth Management (RBWM)

During the second quarter of 2013 we launched our "Mobile" strategy, to enable customers to pay their credit cards and utility bills, review their statements and transfer their funds to other accounts through their mobile phones.

RBWM's assets under management experienced strong growth in mutual funds, with an increase of 67.7% in balances compared to the same period of the previous year, mostly due to strategies focused on the Premier segment as part of our wealth management strategy. Our mutual funds are growing at a faster pace than the market average, increasing our market share.

Personal loans achieved record sales volumes with an increase of 110.8% compared to the same period of the previous year, mainly due to pre-approved customer relationship management (CRM) offers, and an improvement in sales through our Contact Centre.

Mortgage sales volumes increased 76.7% compared with the same period of 2012, as a result of a limited time mortgage campaign, launched during April 2013, offering the most competitive mortgage rate in the market at that time (8.70%) in order to improve sales and grow the portfolio.

Commercial Banking (CMB)

Aligned to our global strategy of becoming the Leading International Trade and Business Bank, CMB is improving connectivity with global customers throughout the world. Some of the highlights are:

· The first import documentary credit denominated in RMB was executed on 9 April 2013.
· The launch during July of a very competitively priced International Growth Fund (export and import financing) of USD1.0bn for our clients.

·    Strong collaboration with Global Banking and Markets and Global Private Banking (GPB), including new debt capital market transactions and strong referrals in GPB taking advantage of enterprise relationships.

·    Special focus on trade services in order to capture new relationships and support our existing customers' international business opportunities and needs. As a consequence trade revenues for the first half of 2013 increased 18.4% compared with the first half of 2012.

The commercial loan portfolio has been affected during the second quarter of 2013 as a result of credit deterioration in the home builder market as well as specific provisions in the mid-market portfolio.

Global Banking and Markets (GBM)

During the second quarter of 2013, Debt Capital Markets business improved its position as a leading underwriter in Mexico, achieving first place in the local debt capital market league tables.

Global Banking credit and lending business in local currency experienced a slowdown growth in average balances compared with 30 June of 2012 as a consequence of the lower economic activity, resulting in a lower demand.

Global Banking average customer deposits decreased 5.1%, however the lower balances were offset by higher deposit spreads resulting in higher net interest income.

Sale of HSBC general insurance manufacturing to AXA Group

On 1 April 2013, the sale of the general insurance manufacturing portfolio to AXA Group was completed. Under the terms of this agreement, the purchaser will provide general insurance products to Grupo Financiero HSBC for our retail customers. From April 2013, a long-term distribution agreement has begun which will broaden and strengthen the suite of general insurance products available to our customers. This transaction represents another step in the execution of the HSBC Group's global strategy.

Grupo Financiero HSBC first half 2013 financial results as reported to HSBC Holdings plc, our ultimate parent company, are prepared in accordance with International Financial Reporting Standards (IFRS)

For the half year ended 30 June 2013, on an IFRS basis, Grupo Financiero HSBC reported a net income before tax of MXN1,740m, a decrease of MXN2,964m or 63.0% compared with MXN4,704m for the half ended 30 June 2012.

The higher net income before tax reported under Mexican GAAP is largely due to higher loan impairment charges under IFRS mainly as a result of recognising through the income statement the home builders loan impairment charges that were recognised through retained earnings in Mexican GAAP, and a reduction of the present value of in-force long term insurance business, a concept which is only recognized under IFRS. A reconciliation and explanation between the Mexican GAAP and IFRS results is included with the financial statements of this document.

About HSBC

HSBC won the following prizes in the Latin American region at this year's Euromoney awards for Excellence.

HSBC obtained first place in:
• Best Risk Adviser in Latin America
• Best Project Finance House in Latin America
• Best Debt House in Latin America

Grupo Financiero HSBC is one of the leading financial groups in Mexico with 1,021 branches, 6,350 ATMs and approximately 17,300 employees. For more information, visit www.hsbc.com.mx.

Grupo Financiero HSBC is a 99.99% directly owned subsidiary of HSBC Latin America Holdings (UK) Limited, which is a wholly owned subsidiary of HSBC Holdings plc, and a member of the HSBC Group. With around 6,600 offices in over 80 countries and territories in Europe, Hong Kong, Rest of Asia-Pacific, North and Latin America, the Middle East and North Africa and with assets of US$2,681bn at 31 March 2013, the HSBC Group is one of the world's largest banking and financial services organisation.

For further information contact:

Mexico City
Lyssette Bravo	Andrea Colín
Public Affairs	Investor Relations
Telephone: +52 (55) 5721 2888	Telephone: +52 (55) 5721 3001

London
Patrick Humphris	Guy Lewis
Group Media Relations	Investor Relations
Telephone: +44 (0)20 7992 1631	Telephone: +44 (0)20 7992 1938

Consolidated Balance Sheet

	GROUP		BANK
Figures in MXN millions	30 Jun	30 Jun	30 Jun	30 Jun
	2013	2012	2013	2012
Assets

Cash and deposits in banks	54,649	51,374	54,649	51,374

Margin accounts	18	31	18	31

Investment in securities	140,064	158,317	122,966	143,224
Trading securities	34,586	40,777	27,065	34,366
Available-for-sale securities	89,365	102,451	89,363	102,451
Held to maturity securities	16,113	15,089	6,538	6,407

Repurchase agreements	9,833	5,402	9,833	5,402

Derivative transactions	47,719	45,847	47,719	45,847

Performing loans
Commercial loans	100,489	106,589	100,489	106,589
Loans to financial intermediaries	4,978	5,191	4,978	5,191
Consumer loans	36,775	31,916	36,775	31,916
Mortgage loans	20,736	18,629	20,736	18,629
Loans to government entities	21,540	28,535	21,540	28,535
Total performing loans	184,518	190,860	184,518	190,860
Impaired loans
Commercial loans	6,244	2,461	6,244	2,461
Loans to financial intermediaries	-	-	-	-
Consumer loans	1,338	1,095	1,338	1,095
Mortgage loans	696	655	696	655
Loans to government entities	-	-	-	-
Total impaired loans	8,278	4,211	8,278	4,211
Gross loans and advances to customers	192,796	195,071	192,796	195,071
Allowance for loan losses	(11,234)	(10,639)	(11,234)	(10,639)
Net loans and advances to customers	181,562	184,432	181,562	184,432
Accounts receivable from insurers and bonding companies	6	-	-	-
Premium receivables	39	69	-	-
Accounts receivable from reinsurers and rebonding companies	122	141	-	-
Other accounts receivable	38,824	42,999	38,090	42,784
Foreclosed assets	184	201	181	198
Property, furniture and equipment, net	6,905	7,714	6,905	7,714
Long-term investments in equity securities	221	197	136	111
Assets held for sale	64	297	-	7
Deferred taxes	6,486	6,042	6,360	5,946
Goodwill	1,048	1,048	-	-
Other assets, deferred charges and intangibles	3,928	3,544	3,743	3,160
Total assets	491,672	507,655	472,162	490,230
Consolidated Balance Sheet (continued)

	GROUP		BANK
Figures in MXN millions	30 Jun	30 Jun	30 Jun	30 Jun
	2013	2012	2013	2012
Liabilities
Deposits	253,085	295,537	253,563	296,209
Demand deposits	157,015	171,323	157,493	171,995
Time deposits	95,055	119,977	95,055	119,977
Money market instruments	1,015	4,237	1,015	4,237

Bank deposits and other liabilities	26,646	25,034	26,646	25,034
On demand	2,901	2,001	2,901	2,001
Short-term	21,455	21,446	21,455	21,446
Long-term	2,290	1,587	2,290	1,587

Repurchase agreements	30,521	14,786	30,521	20,811
Financial assets pending to be settled	248	1,017	248	1,017
Collateral sold	7,086	8,748	7,077	2,723
Derivative transactions	44,974	45,760	44,974	45,760
Technical reserves	11,250	10,525	-	-
Reinsurers	22	23	-	-
Other accounts payable	51,531	48,467	50,408	47,559
Income tax	654	1,334	527	909
Sundry creditors and other accounts Payable	50,877	47,133	49,881	46,650

Subordinated debentures outstanding	11,650	10,331	11,650	10,331

Deferred taxes	585	498	585	498

Total liabilities	437,598	460,726	425,672	449,942

Equity
Paid in capital	37,823	32,673	32,768	27,618
Capital stock	5,637	5,111	5,680	5,261
Additional paid in capital	32,186	27,562	27,088	22,357

Other reserves	16,240	14,246	13,721	12,669
Capital reserves	2,458	1,958	10,973	10,373
Retained earnings	11,473	8,833	1,420	(202)
Result from the valuation of available-for-sale securities	315	1,216	315	1,216
Result from cash flow hedging transactions	(66)	(87)	(66)	(87)
Net income	2,060	2,326	1,079	1,369
Minority interest in capital	11	10	1	1
Total equity	54,074	46,929	46,490	40,288
Total liabilities and equity	491,672	507,655	472,162	490,230
Consolidated Balance Sheet (continued)

	GROUP		BANK
Figures in MXN millions	30 Jun	30 Jun	30 Jun	30 Jun
	2013	2012	2013	2012
Memorandum Accounts	3,997,875	3,968,847	3,957,275	3,804,238

Third party accounts	102,884	104,431	102,167	49,701
Clients current accounts	-	(78)	-	-
Custody operations	41,553	41,655	41,553	-
Transactions on behalf of clients	14,999	13,153	14,282	-
Third party investment banking operations, net	46,332	49,701	46,332	49,701

Proprietary position	3,894,991	3,864,416	3,855,108	3,754,537
Guarantees granted	-	9	-	9
Irrevocable lines of credit granted	22,991	25,203	22,991	25,203
Goods in trust or mandate	406,324	368,630	406,324	368,630
Goods in custody or under administration	297,620	295,763	291,983	290,653
Collateral received by the institution	23,022	51,373	23,022	51,373
Collateral received and sold or delivered as guarantee	16,017	50,255	16,017	44,235
Values in deposit	53	53	-	-
Suspended interest on impaired loans	143	123	143	123
Recovery guarantees for issued bonds	18,891	82,821	-	-
Paid claims	12	12	-	-
Cancelled claims	7	7	-	-
Responsibilities from bonds in force	3,743	3,718	-	-
Other control accounts	3,106,168	2,986,449	3,094,628	2,974,311
Consolidated Income Statement

	GROUP		BANK
Figures in MXN millions	30 Jun	30 Jun	30 Jun	30 Jun
	2013	2012	2013	2012
Interest income	15,157	15,823	14,720	15,444
Interest expense	(4,393)	(5,609)	(4,400)	(5,615)

Earned premiums	1,520	1,437	-	-
Technical reserves	(437)	(328)	-	-
Claims	(474)	(527)	-	-

Net interest income	11,373	10,796	10,320	9,829

Loan impairment charges	(3,777)	(3,335)	(3,777)	(3,335)
Risk-adjusted net interest income	7,596	7,461	6,543	6,494

Fees and commissions receivable	4,284	4,151	4,088	3,925

Fees payable	(856)	(1,116)	(853)	(904)

Trading income	1,223	1,461	1,214	1,347

Other operating income	1,385	1,998	1,508	2,173

Total operating income	13,632	13,955	12,500	13,035

Administrative and personnel expenses	(10,631)	(11,178)	(10,562)	(11,376)

Net operating income	3,001	2,777	1,938	1,659

Undistributed income from subsidiaries	18	28	21	25

Net income before taxes	3,019	2,805	1,959	1,684
Income tax	(1,002)	(727)	(661)	(377)
Deferred income tax	(184)	63	(219)	62
Net income before discontinued operations	1,833	2,141	1,079	1,369

Discontinued operations	227	185	-	-

Net income	2,060	2,326	1,079	1,369

Consolidated Statement of Changes in Shareholders' Equity

GROUP

	Capital contributed	Capital reserves	Retained earnings	Result from valuation of available-for-sale securities	Result from cash flow hedging transactions	Net income	Minority interest	Total equity
Figures in MXN millions
Balances at 1 January 2013	32,673	2,157	8,833	902	(103)	6,016	11	50,489

Movements inherent to the shareholders' decision
Shares issue	5,150							5,150
Transfer of result of prior years	-	301	5,715	-	-	(6,016)	-	-
Cash dividends	-	-	(2,500)	-	-	-	-	(2,500)
Total	5,150	301	3,215	-	-	(6,016)	-	2,650

Movements for the recognition of the comprehensive income

Net income	-	-	-	-	-	2,060	-	2,060
Result from valuation of available- for-sale securities	-	-	-	(587)	-	-	-	(587)
Result from cash flow hedging transactions	-	-	-	-	37	-	-	37
Others		-	(575)		-		-	(575)
Total	-	-	(575)	(587)	37	2,060	-	935
Balances at 30 June 2013	37,823	2,458	11,473	315	(66)	2,060	11	54,074

Consolidated Statement of Changes in Shareholders' Equity (continued)

BANK

Figures in MXN millions	Capital contributed	Capital reserves	Retained earnings	Result from valuation of available-for-sale securities	Result from cash flow hedging transactions	Net income	Minority interest	Total equity
Balances at 1 January 2013	27,618	10,573	(202)	902	(103)	3,997	2	42,787

Movements inherent to the shareholders' decision
Share issue	5,150	-	-	-	-	-	-	5,150
Transfer of result of prior years	-	-	3,997	-	-	(3,997)	-	-
Constitution of reserves	-	400	(400)	-	-	-	-	-
Cash dividends	-		(1,400)	-	-	-	-	(1,400)
Total	5,150	400	2,197	-	-	(3,997)	-	3,750

Movements for the recognition of the comprehensive income
Net income	-	-	-	-	-	1,079	-	1,079
Result from valuation of available- for-sale securities	-	-	-	(587)	-	-	-	(587)
Result from cash flow hedging transactions	-	-	-	-	37	-	-	37
Others	-		(575)	-	-	-	(1)	(576)
Total	-	-	(575)	(587)	37	1,079	(1)	(47)
Balances at 30 June 2013	32,768	10,973	1,420	315	(66)	1,079	1	46,490

Consolidated Statement of Cash Flows

GROUP

Figures in MXN millions	30 Jun 2013

Net income	2,060
Adjustments for items not involving cash flow:	4,377
Depreciation and amortisation	900
Provisions	2,099
Income tax and deferred taxes	1,185
Technical reserves	437
Discontinued operations	(227)
Undistributed income from subsidiaries	(17)

Changes in items related to operating activities:
Margin accounts	36
Investment securities	16,130
Repurchase agreements	(2,127)
Derivative / assets	(4,370)
Loan portfolio	8,036
Foreclosed assets	36
Operating assets	(6,749)
Deposits	(42,240)
Bank deposits and other liabilities	3,919
Settlement accounts	248
Creditors repo transactions	9,792
Collateral sold or delivered as guarantee	3,198
Derivative / liabilities	4,053
Subordinated debentures outstanding	1,454
Accounts receivables from reinsurers and coinsurers	22
Accounts receivables from premiums	32
Reinsurers and bonding	6
Other operating liabilities	1,524
Income tax paid	(1,897)
Funds used in operating activities	(8,897)

Investing activities:
Acquisition of property, furniture and equipment	(598)
Intangible asset acquisitions & prepaid expenses	(728)
Cash dividends	66
Other investment activities	448
Funds used in investing activities	(812)

Financing activities:
Shares issue	5,150
Cash dividends	(2,500)
Others	(575)
Funds provided by financing activities	2,075

Financing activities:
Decrease in cash and equivalents	(1,197)
Cash and equivalents at beginning of period	55,846
Cash and equivalents at end of period	54,649

Consolidated Statement of Cash Flows (continued)

BANK

Figures in MXN millions	30 Jun 2013

Net income	1,079
Adjustments for items not involving cash flow:	3,857
Depreciation and amortisation	900
Provisions	2,099
Income tax and deferred taxes	879
Undistributed income from subsidiaries	(21)

Changes in items related to operating activities:
Margin accounts	36
Investment securities	16,599
Repurchase agreements	(2,127)
Derivative / assets	(4,370)
Loan portfolio	8,036
Foreclosed assets	36
Operating assets	(6,118)
Deposits	(42,310)
Bank deposits and other liabilities	3,919
Settlement accounts	248
Creditors repo transactions	9,792
Collateral sold or delivered as guarantee	3,189
Derivative / liabilities	4,053
Subordinated debentures outstanding	1,454
Other operating liabilities	1,351
Income tax paid	(1,897)
Funds used in operating activities	(8,109)

Investing activities:
Acquisition of property, furniture and equipment	(598)
Intangible asset acquisitions & prepaid expenses	(667)
Cash dividends	66
Funds used in investing activities	(1,199)

Financing activities:
Share issue	5,150
Cash dividends	(1,400)
Others	(575)
Funds provided by financing activities	3,175

Financing activities:
Decrease in cash and equivalents	(1,197)
Cash and equivalents at beginning of period	55,846
Cash and equivalents at end of period	54,649

Differences between Mexican GAAP and International Financial Reporting Standards (IFRS)

Grupo Financiero HSBC

HSBC Holdings plc, the ultimate parent of Grupo Financiero HSBC, reports its results under International Financial Reporting Standards (IFRS). Set out below is a reconciliation of the results of Grupo Financiero HSBC from Mexican GAAP to IFRS for the second quarter of 2013 and an explanation of the key reconciling items.

30 Jun
Figures in MXN millions	2013

Grupo Financiero HSBC - Net Income Under Mexican GAAP	2,060

Differences arising from:

Valuation of defined benefit pensions and post-retirement healthcare benefitsW	46
Deferral of fees received and paid on the origination of loans and other effective interest rate adjustmentsW	11
Loan impairment charges and other differences in presentation under IFRSW	(1,126)
Recognition of the present value in-force of long-term insurance contracts W	(199)
Differences in tax criteria	(3,204)
Other differences in accounting principlesW	269
Net income under IFRS	(2,143)
US dollar equivalent (millions)	(171)
Add back tax expense	3,883
Profit before tax under IFRS	1,740
US dollar equivalent (millions)	139

Exchange rate used for conversion	12.56

W Net of tax at 30%.

Summary of key differences between Grupo Financiero HSBC's results as reported under Mexican GAAP and IFRS

Valuation of defined benefit pensions and post-retirement healthcare benefits
Mexican GAAP
Defined benefit pension costs and the present value of defined benefit obligations are calculated at the reporting date by the schemes' actuaries using the Projected Unit Credit Method and real interest rates.

IFRS
Defined benefit pension costs and the present value of defined benefit obligations are calculated at the reporting date by the schemes' actuaries using the Projected Unit Credit Method. The net charge to the income statement mainly comprises the current service cost, plus the unwinding of the discount rate on plan liabilities, less the expected return on plan assets, and is presented in operating expenses. Past service costs are charged immediately to the income statement to the extent that the benefits have vested, and are otherwise recognised on a straight-line basis over the average period until the benefits vest. Actuarial gains and losses comprise experience adjustments (the effects of differences between the previous actuarial assumptions and what has actually occurred), as well as the effects of changes in actuarial assumptions. Actuarial gains and losses are recognised in other comprehensive income in the period in which they arise.

Deferral of fees paid and received on the origination of loans and other effective interest rate adjustments
Mexican GAAP
From 1 January 2007, loan origination fees are required to be deferred and amortised over the life of the loan on a straight line basis. Prior to 2007, loan origination fees were recognised up-front.

IFRS
Effective interest rate method is used for the recognition of fees and expenses received or paid that are directly attributable to the origination of a loan and for other transaction costs, premiums or discounts.

Loan impairment charges and other differences in presentation under IFRS
Mexican GAAP
Loan impairment charges are calculated following the rules issued by the Mexican Ministry of Finance and the National Banking and Securities Commission. Such rules establish methodologies for determining the amount of provision for each type of loan.

IFRS
Impairment losses on collectively assessed loans are calculated as follows:

•      When appropriate empirical information is available, the Bank utilises roll rate methodology. This methodology employs statistical analysis of historical data and experience of delinquency and default to estimate the amount of loans that will eventually be written off as a result of events occurring before the balance sheet date which the Bank is not able to identify on an individual loan basis, and that can be reliably estimated.

• In other cases, loans are grouped together according to their credit risk characteristics for the purpose of calculating an estimated collective loss.

Impairment losses on individually assessed loans are calculated by discounting the expected future cash flows of a loan at its original effective interest rate, and comparing the resultant present value with the loans current carrying value.

Present value of in-force long-term life insurance contracts
Mexican GAAP
The present value of future earnings is not recognised. Premiums are accounted for on a received basis and reserves are calculated in accordance with guidance as set out by the Insurance Regulator (Comisión Nacional de Seguros y Fianzas).

IFRS
The value placed on insurance contracts that are classified as long-term insurance business or long-term investment contracts with discretionary participating features ('DPF') and are in force at the balance sheet date is recognised as an asset. The asset represents the present value of the equity holders' interest in the issuing insurance companies' profits expected to emerge from these contracts written at the balance sheet date.

The present value of in-force long-term insurance business and long-term investment contracts with DPF, referred to as 'PVIF', is determined by discounting the equity holders' interest in future profits expected to emerge from business currently in force using appropriate assumptions in assessing factors such as future mortality, lapse rates and levels of expenses, and a risk discount rate that reflects the risk premium attributable to the respective contracts. The PVIF incorporates allowances for both non-market risk and the value of financial options and guarantees. The PVIF asset is presented gross of attributable tax in the balance sheet and movements in the PVIF asset are included in 'Other operating income' on a gross of tax basis.

Differences in tax criteria
IFRS
On 31 May 2013 the Mexican Tax Authorities issued a criterion related to deductions on loan portfolio sales. The impact was to reduce the amount of deferred tax assets recognised under IFRS. There is no impact under Mexican GAAP as the related deferred tax assets were not previously recognised.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                     Name: Ben J S Mathews

                                                                                                Title: Group Company Secretary

                                                                              Date: 31 July 2013